Sandoe, Christian T.

From:	edward_c_delk@vanguard.com
Sent:	Thursday, April 17, 2008 6:28 PM
To:	Sandoe, Christian T.
Cc:	ari_gabinet@vanguard.com; barbara_l_finn@vanguard.com
Subject:	Vanguard Managed Payout Funds - Response to Comment on Use of "Subscription Period" in Prospectus Supplement

You have asked whether Vanguard's use of the term "subscription period" in the Supplement to the prospectus of the Vanguard Managed Payout Funds is potentially confusing or misleading. We believe that our use of the term subscription period in the Supplement is appropriate, clear and accurate, and is also consistent with the purpose and intent of a conventional subscription period. Moreover, our use of the term subscription period in the Supplement will be properly understood by Vanguard investors, who have witnessed or participated in our style of subscription period in three separate offerings over the last eight years.

There is No Federal Securities Law Definition of Subscription Period
We could not identify any use of or definition for the term "subscription period" in text of the Securities Act of 1933, the Securities Exchange Act of 1934, the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Trust Indenture Act of 1939 or the Securities Investor Protection Act of 1970. Black's Law Dictionary (6th ed.) includes certain terms that are similar to the term subscription period, as follows:

- **Subscribe.** Literally to write underneath, as one's name. To sign at the end of a document. Also, to agree in writing to furnish money or its equivalent, or to agree to purchase some initial stock in a corporation.

- **Subscription.** The act of writing one's name under a written instrument; the affixing of one's signature to any document, whether for the purpose of authenticating or attesting it, of adopting its terms as one's own expressions, or of binding one's self by an engagement which it contains. A written contract by which one engages to take and pay for capital stock of a corporation, or to contribute a sum of money for a designated purpose, either gratuitously, as in the case of subscribing to a charity, or in consideration of an equivalent to be rendered, as a subscription to a periodical, a forthcoming book, a series of entertainments, or the like.

- **Subscription contract.** In general, any contract by which one becomes bound to buy. In particular, a contract for the purchase of securities.

You described your understanding of the term subscription period to mean a period during which a fund accepts orders and payments for the purchase of shares, which payments are held in escrow or otherwise in cash until the end of the period, when such payments are applied to the purchase of shares or returned to investors. We agree that your description of the term fairly represents common industry usage without being the exclusive manner by which subscriptions are accepted over a limited period of time for the purchase of mutual fund shares.

Our Use of the Term Subscription Period is Appropriate, Clear and Accurate
Our use of the term subscription period is not limited to simply stating the words "subscription period."

7/14/2008

The Supplement clearly defines in detail exactly what we mean by our use of that term, as follows:

- **The Supplement Says What Happens During the Subscription Period.** During the period, "each Fund will invest directly or indirectly in money market instruments rather than follow its normal investment policies."

- **The Supplement Describes the Expected Benefits of the Subscription Period.** "This strategy should allow each Fund to accumulate sufficient assets to construct a complete portfolio on a single day (May 5, 2008), and is expected to reduce initial trading costs."

- **The Supplement Details How a Person Can Invest During the Subscription Period.** "During the subscription period, you may invest in a Fund online, by telephone, or by mail through any means described in the Investing With Vanguard section, including check, bank transfer, or exchange from a different Vanguard fund account.

These disclosures fully explain in Plain English our approach to conducting a subscription period. In our view, it will be impossible for any reasonable investor to be confused or mislead by our use of the term subscription period in the Supplement unless the investor did not read the Supplement.

Our Subscription Period Approach is Consistent with Common Usage and Our Own Prior Usage
Common industry use of the term subscription period is consistent with Vanguard's use of that term because both usages contemplate (1) a fund's solicitation for investment in its shares, (2) investors agreeing to purchase fund shares and simultaneously delivering payment to be applied on a specified date, (3) payment proceeds being held directly or indirectly in cash equivalents during the specified period and (4) at the end of the period the fund either commencing normal business operations or returning the payment proceeds to investors. Whether an investor's purchase proceeds are held outside of a fund (e.g., in cash escrow) or within the fund (e.g., in cash equivalents) prior to the fund's commencement of normal business operations does not determine whether the process creates what a reasonable investor will understand to be a subscription period. In our view, both approaches boil down to the same thing – that is, a period during which a fund accepts purchase orders and monies pending a known date when the fund either uses the purchase proceeds to commence normal business operations or returns the purchase proceeds to investors.

Vanguard Investors Have Always Understood Vanguard's Subscription Periods
As you can see from the following table, Vanguard has used essentially identical language to describe our subscription period approach in three separate fund launches over the last eight years. We are using the same approach for the Vanguard Managed Payout Funds. Our investors understand how we conduct subscription periods – not only because our subscription period text is appropriate, clear and accurate, but also because it is how Vanguard customarily conducts subscription periods.

Fund	Date	Subscription Period Text
Vanguard Inflation-Protected Securities Fund	June 5, 2000	Vanguard Inflation-Protected Securities Fund is holding a subscription period from June 5 through June 29, 2000. During this period, the Fund will invest in money market securities rather than follow its normal investment policies. This strategy should allow the Fund to accumulate sufficient assets to construct a representative portfolio on a single day (June 29, 2000), and is expected to significantly reduce initial trading costs. During the subscription period, you may instruct Vanguard in writing to exchange assets into the Fund from a different Vanguard account. Assets to be exchanged will remain in the originating account until the close of the subscription period (June 29, 2000). VANGUARD WILL COMPLETE YOUR EXCHANGE ONLY IF THERE ARE SUFFICIENT ASSETS IN THE ORIGINATING ACCOUNT ON JUNE 29 TO MEET THE FUND'S MINIMUM INITIAL INVESTMENT REQUIREMENT OF $3,000 ($1,000 FOR IRAS AND UGMA/UTMA ACCOUNTS).
Vanguard U.S. Value Fund	June 5, 2000	Vanguard U.S. Value Fund is holding a subscription period from June 5 through June 29, 2000. During this period, the Fund will invest in money market securities rather than follow its normal investment policies. This strategy should allow the Fund to accumulate sufficient assets to construct a representative portfolio on a single day (June 29, 2000), and is expected to significantly reduce initial

		trading costs. During the subscription period, you may instruct Vanguard in writing to exchange assets into the Fund from a different Vanguard account. Assets to be exchanged will remain in the originating account until the close of the subscription period (June 29, 2000). Vanguard will complete your exchange only if there are sufficient assets in the originating account on June 29 to meet the Fund's minimum initial investment requirement of $3,000 ($1,000 for IRAs and UGMA/UTMA accounts)
Vanguard Strategic Small-Cap Equity Fund	April 20, 2006	Vanguard Strategic Small-Cap Equity Fund is holding a subscription period from April 20, 2006 through May 4, 2006. During this period, the Fund will invest directly or indirectly in money market instruments rather than follow its normal investment policies. This strategy should allow the Fund to accumulate sufficient assets to construct a representative portfolio on a single day (May 5, 2006), and is expected to reduce initial trading costs. The Fund reserves the right to terminate the subscription period prior to May 4, 2006, and immediately invest according to its normal investment policies. During the subscription period, you may invest in the Fund online, by telephone, or by mail through any means described in the Investing With Vanguard section, including check, bank transfer, or exchange from a different Vanguard fund account.

Tandy Requirements

As required by the SEC, each Fund acknowledges that:

- The Fund is responsible for the adequacy and accuracy of the disclosure in the filing.

- Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

- The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (610) 669-6893 with any questions or comments regarding our filing.

Edward C. Delk
Principal, Securities Regulation, Legal Department
The Vanguard Group, Inc.
Overnight Delivery: 100 Vanguard Boulevard, Malvern, PA 19355
Standard Delivery: P.O. Box 2600, V26, Valley Forge, PA 19482
Phone: 610-669-6893
Mobile: 610-755-2879
Fax: 610-669-6600
E-mail: edward_delk@vanguard.com
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